Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

AT&T-BellSouth Merger Third Party Quotes

“It’s difficult to see how the proposed marriage between AT&T and BellSouth would hinder technological advances, better service and competitive rates. The technological march forward is unstoppable so long as markets are allowed to take their natural course.”

“The competition is not just among those three remaining Bell companies but with Comcast, Time Warner and Cox, three of many communications empires.”

“The proposed merger of AT&T and BellSouth seems to be less a quest to recreate Ma Bell than to survive in a highly competitive and dynamic market in which broadband and fiber optics are giving land-based phones a run for their money.”

Hartford Courant Editorial

“Ma Bell In The New Age,” by Editorial Staff

Mar. 9, 2006.

“The AT&T/BellSouth merger is simply the latest indication of the irrelevance of antitrust in a rapidly changing global competitive environment. In telecommunications, the changes in competition have come from an explosion in technology and at least partial freedom from the suffocating embrace of government regulation.”

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“AT&T and BellSouth offer conventional telephone service in different regions of the country. AT&T (formerly called “Southwestern Bell”) operates in the Southwest, Far West and the Midwest. BellSouth provides telephone service in the Southeast. Both companies are losing subscriber lines rather rapidly as consumers switch to cellular phones or “voice over Internet protocol” (VOIP) provided by the cable companies or independent providers, such as Vonage. The new broadband (DSL) Internet services offered by these erstwhile phone titans have not been sufficient to offset the revenue losses from traditional telephone services. All old-line telephone companies are now desperately trying to enter the video market in their own regions so that they can begin to show modest growth once again. Combining these two companies may provide some useful synergies in their battle to compete with the cable television companies, but one would have to employ a fanciful argument to conclude that the merger gives them measurable power to raise the price of phone service, DSL or video services.”

AT&T and BellSouth jointly own Cingular, the largest of the four national cellular carriers. Although the merger may solidify AT&T’s control over Cingular because it raises its interest in ownership from 60% to 100%, it surely does not provide AT&T with any power to raise cellphone rates. Verizon Wireless, Sprint and T-Mobile will continue to compete with Cingular, as before.”

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In the midst of such upheavals, government antitrust “victories” have proven to be illusory precisely because the trustbusters could not anticipate how the markets involved were changing. It will be extremely difficult for anyone to argue with much credibility before a federal judge how the AT&T/Bell South merger will affect the prices and output of telecom or video services for the foreseeable future.

 Antitrust proponents might then be reduced to arguing that the merger is clearly a backward step in the face of benefits to consumers from breaking up AT&T in 1984. However, telephone rates are no lower in the United States than in most other developed countries, which wisely decided that they should not break up their national telephone companies and suffer through two decades of legal and regulatory hell that offers little improvement in competition. Appearing to put Ma Bell back together again may embarrass the trustbusters, but it should not concern American consumers who, in two decades since the breakup, are overwhelmed with competitive options to provide whatever communications services they desire.”

Robert W. Crandall and Clifford Winston, Senior Fellows,

Brookings Institute

Opinion-Editorial:  “The Breakdown of ‘Breakup’”

Wall Street Journal, Mar. 9, 2006

“The companies we thought of as telephone companies, or cable companies, or wireless and satellite companies, are now all broadband companies.  The services they have rendered in the past are now broadband services.  And mergers are the quickest path to more competition among strong vendors; the quickest path to lower prices for consumers; and the quickest path to advanced broadband services America wants.  The proposed merger with AT&T and BellSouth Corporation is a significant advancement in the stability and future of the Internet.”

U.S. Internet Industry Association

Press Statement

Mar. 8, 2006.

“I encourage the FCC to approve the merger of AT&T and BellSouth to insure that American remains at the forefront of competitiveness in telecommunications. The combination of AT&T and BellSouth makes sense for today’s economy and competitive communications market. It is imperative that our country has an internationally-competitive communications provider that can serve the needs of American consumers, businesses and government.”

“To remain competitive in the global economy, the United States cannot afford to continue to fall behind other nations in the deployment of advanced services and it will take the innovative spirit, vision and resources of a company like AT&T and BellSouth to ensure our edge in today’s world.”

Rep. Joseph Crowley, D-NY

Statement on Merger, Mar. 8, 2006

“I think there are no serious regulatory barriers. The two companies already combined quite a long time ago their most important asset, which is their wireless business. Yes, he’s put pieces of AT&T back together, but what’s really important is that he’s built a company that can compete in the two new markets that never really were of any great significance to the old AT&T.”

“The first is the broadband market, and broadband didn’t even exist until five or six years ago, and the other is wireless.”

“Those are the two new markets that are of terrific importance for the 21st century and he’s built a company that can compete effectively in those two markets, but he has many competitors in broadband, and many competitors in wireless. When he says publicly that he faces competition that the old

AT&T never faced, he’s exactly right about that.”

Reed Hundt, Former FCC Chairman
Statement on Merger, Mar. 6, 2006

“Consumer ‘activists’ and other critics are convinced that these telcom mergers mean few competitors and higher prices. But they’re using a model of the industry that dates to the break up of Ma Bell is 1984, when cable companies and phone companies didn’t provide each others’ services and the consumer wireless market was practically nonexistent.”

“Today’s traditional phone companies have been steadily losing lines to wireless providers, and they need the size and synergies to invest in broadband, where cable companies already have a big head start. The most obvious benefit of consumers is the lower prices that result from increased ‘intermodal’ – or cross-technology – competition. But another benefit is the faster rollout of new services made possible by economies of scale.”

Wall Street Journal Editorial

“Not Your Ma’s Bell,” by Editorial Staff

Mar. 7, 2006.

“The proposed merger of AT&T and BellSouth does not signify the rebirth of Ma Bell and a return to telephone monopoly. Warnings that consumers will suffer as the new telecom giant strangles the competition are largely empty.”

“The telecommunications industry is dramatically different from 1984 when the federal government busted up The Phone Company, as AT&T was ominously known by its customers. The industry now encompasses a range of services — telephone, wireless, television, Internet — offered by a host of companies that will continue to vigorously compete even if this merger is approved.”

Greenville News Editorial

 “Merger’s not Ma’s rebirth,” by Editorial Staff

Mar. 9, 2006

“The telecommunications industry is far different today. The market now consists of traditional landline and wireless telephones, local and long-distance, broadband Internet and video entertainment services.”

“With the new AT&T facing competition from fellow telecoms and cable operators such as Time Warner and Comcast, it’s difficult to argue that the proposed merger would create a new monopoly.”

“The current merger, however, would seem to pose fewer regulatory problems than SBC’s purchase of AT&T last year. Combining the assets of AT&T and BellSouth won’t decrease competition because their market segments for the most part don’t overlap.”

San Antonio Express News Editorial

 “Ma Bell, welcome back to San Antonio,” by Editorial Staff

Mar. 10, 2006

“It’s going to position the company to be a big competitor to the cable industry,” Kagan said. “The cable companies in the marketplace are going to be selling the same big bundle of services as the phone company.” The phone company and the cable company will be offering television, telephone, internet and wireless services. For the customer, the bundling of services will mean stiff competition — with the phone companies grouping together to capture market share. For the consumer, says Kagan, its a win-win. “The customer who had to do business with both, had to write a check to both companies for 10-15-20 years, is now going to be able to chose one company or the other. One company to deliver all the services and say goodbye to the other,” Kagan said. Kagan says that puts the consumer in the driver’s seat. “We want both companies to be competitive. We want both to be strong,” said Kagan.”

Jeff Kagan, analyst

“BellSouth-AT&T Deal Levels Field”

First Coast News, Mar. 7, 2006

“The AT&T/BellSouth deal is a natural development in a competitive marketplace that requires large investments to produce effective networks. The highly competitive atmosphere that is driving the merger will also benefit consumers through better prices and quality of service, so long as government works to remove old regulatory barriers and avoids new ones.”

Sonia Arrison, Pacific Research Institute

“Predicting Communications Prices”

TechNewsWorld, Mar. 10, 2006

“A combined AT&T-Bell South would unite four of the seven “Baby Bells” that emerged from the breakup of the Bell System in 1984, but no one should fear a reassembly of Ma Bell’s near-monopoly. The Internet and the World Wide Web, cellphones, music downloads, satellite and wireless Web services, all of which did not exist in 1984, have utterly reshaped competition.”

Boston Herald Editorial

“Let AT&T, BellSouth Merge”, by Editorial Staff

Mar. 12, 2006

“I mention this not to berate AT&T, but to show why its planned $67 billion acquisition of BellSouth isn’t the alarming return to telephone monopoly that some critics seem to think. Unlike 20 years ago, customers today have options. Even reassembled, Ma Bell won’t be able to keep us under her thumb like she once did.”

Loren Steffy, business columnist, Houston Chronicle

“Ma Bell muscles up; ho-hum”

Houston Chronicle, Mar. 12, 2006

“Now, with a planned merger between AT&T and BellSouth Corp., the old monopolist is set to reemerge as the world’s biggest telecommunications company, uniting four of the regional phone companies created by the breakup. The reaction to this merger shows how things can change. Cell phones and Internet telephony have created competition aplenty for traditional land lines, and there’s no reason to object to the consolidation of BellSouth’s customer base in the Southeast with AT&T’s customer base in the West, Southwest and Midwest. To the extent that the proposed merger will generate regulatory questions, these hinge on an issue that didn’t exist 22 years ago.

Washington Post Editorial

“The Eden Illusion,” by Editorial Staff

 Mar. 13, 2006

“Arrogance and ignorance are what will block the AT&T/Bell South merger.

The history of commerce in the U.S. is one of formerly mighty companies being crushed by newer and more nimble competitors. Anti-trust laws ascribe a static nature to the U.S. economy that belies reality. All this said, the AT&T/Bell South merger should be allowed to occur free of government interference. More, in the future, it should be hoped that the Justice Department lets markets decide what are and are not the best business combinations.”

John Tamny, columnist

“The Fatal Conceit of Anti-Trust laws”

National Review, Mar. 13, 2006

“AT&T’s planned purchase of Bell South is about survival in an astonishingly competitive business where the fixed-line phone companies have struggled to keep up.”

“The purchase of Bell South is likely to be approved by government regulators despite concerns by some consumer groups that it will eventually lead to higher prices. Aside from being in a very competitive business, the two companies’ local markets do not overlap.”

New Haven Register Editorial

“AT&T bulks up to meet competition,” by Editorial Staff

Mar. 14, 2006

“This transaction has appeared inevitable and desirable for broadband consumers, particularly in the South.   The only surprise is that it happened so quickly.  The Department of Justice will look at the competition policy issues rigorously, but at first glance the merger appears to present no great problems.  This is a horizontal merger between companies with no overlapping territories or assets.  On the wireless side, it is simply a majority owner buying out the minority interest.   To be sure, every rentseeker and special interest will come hat-in-hand to the government seeking special conditions and taxes on this merger, but from a pure competition standpoint it would appear to offer a combined entity that is better capable of building out broadband to consumers.”

Ray Gifford, president, Progress & Freedom Foundation

 “PFF Fellows Comment on AT&T- BellSouth”

PFF Press Release, Mar. 6, 2006

“Terry Barnich, a Chicago-based telecom consultant, said the break-up of the Bell system played an important role in opening telecommunications to competition and encouraging new technology such as the Internet and cellular phone service.

“If we had continued to have a regulated monopoly, we wouldn’t be traveling on this competitive highway we’re on now,” Barnich said. “Combining AT&T with BellSouth isn’t going to mean a return of Ma Bell.”

Terry Barnich, telecom consultant

 “AT&T acquires BellSouth for $67 billion”

Chicago Tribune, Mar. 6, 2006

“Paul Erickson, a media analyst at IMS Research, says, “I think there’s every reason to believe that this will only strengthen the prospects of IPTV success in the United States, given the combined entity’s size, resources, bargaining power and commitment to deploying video services. I’m sure that cable MSOs and satellite operators are wary of this development, as it only means that the competition from the telco side (once the merger completes) has the potential to be much stronger and earlier than expected.”

Paul Erickson, media analyst, IMS Research

“The AT&T/BellSouth Merger And IPTV”

Telecom Web, Mar. 16, 2006

“Sen. Ted Stevens (R-Alaska), chairman of the Senate Commerce Committee, said he did not entirely share Inouye’s views.

 “I’m going to keep an open mind about this because I think we’ve seen changes. ...We lost AT&T and then all of a sudden it comes back in a new form. And, it’s not really Ma Bell we’re looking at now,” Stevens told reporters.”

Sen. Ted Stevens, R-Alaska

“FCC Requirements at Center of AT&T/BellSouth Deal”

RCR Wireless, Mar. 13, 2006

“CWA hopes that this announcement will mean a new day for U.S. policymakers, consumers and workers in this industry. We need to make sure that government, policymakers and citizens truly grasp the promise of this industry. Equally important is that our potential to regain the global lead in communications services as the backbone of our economy not simply be an adjunct to entertainment for the rich and upper middle class.”

Larry Cohen, president, CWA

“FCC Requirements at Center of AT&T/BellSouth Deal”

RCR Wireless, Mar. 13, 2006

“Consumer groups are out-of-touch by decrying deregulation, pricing flexibility and consolidation in the communications industry, such as the purchase of BellSouth by AT&T. We must point out that if consumer groups, regulators and some editorial writers had their way, there would still be a national monopoly on local and long distance telephone service. Frankly, consumer groups, in their trust in government regulation and bias against markets, have a lousy track record.”

Tom Giovanetti, president, and Barry M. Aarons, senior research fellow, Institute for Policy Innovation

“Market Should Prevail”

South Florida Sun-Sentinel, Mar. 20, 2006

“Antitrust apparently is not as much a concern today as it was then and technology apparently plays a part in that,” he said. “It’s just a different world. Technology’s so different today.”

Ron Jones, TRA Director

“Phone merger faces state, U.S. scrutiny”

Knoxville News-Sentinel, Mar. 17, 2006

“The world of telecommunications has changed radically since 1984, when a federal judge broke up the Bell system. Today’s consumers have many choices in phone service other than the familiar handset connected to a copper wire — choices that include cellular phones, Internet calling and service from cable TV companies.

For that reason, federal regulators should OK the proposed merger of BellSouth and AT&T.”

Kansas City Star Editorial

“Avoid overregulation,” by Editorial Staff

Mar. 22, 2006

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

NOTE: In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, including a joint proxy statement/prospectus of AT&T and BellSouth, and AT&T and BellSouth will file other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement, including the joint proxy statement (and all amendments and supplements to it) and other materials when they become available because they contain important information. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.